Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Artius Acquisition Inc.

Subject Company: Artius Acquisition Inc.

Filer’s Commission File Number: 1-39378

Date: April 19, 2021

Social Media Posts Regarding the Following Two Press Releases:

1.	Origin Materials and PrimaLoft Form Strategic Alliance to Develop Carbon-Negative Insulating Fiber for Outdoor Gear, Bedding, and Apparel https://www.originmaterials.com/press-releases/primaloft
2.	Origin Materials Provides Business Update Ahead of Analyst Day https://www.originmaterials.com/press-releases/business-update-analyst-day

PrimaLoft Announcement Social Media

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Facebook

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Business Update Social Media:

LinkedIn

Facebook

Twitter

Origin Materials AACQ Joins SPACs Attack

Thursday, April 15, 2021, 11:15 AM Eastern

SPACS ATTACK HOSTS

Chris Katje - SPACS Attack

Mitch Hoch - SPACS Attack

GUEST PARTICIPANTS

John Bissell - Co-founder and Co-CEO of Origin Materials

Rich Riley - Co-CEO of Origin Materials

PRESENTATION

Mitch Hoch

All right, let’s go ahead and unlock some SPACs. All right, Chris, let’s bring on our guests for the day.

Chris Katje

All right, guys, super excited. Again, another exclusive interview here on SPACs Attack. Joining us, we have John Bissell, the co-founder and co-CEO of Origin Materials, and Rich Riley, the co-CEO of Origin Materials. The company is going public with Artius Acquisition. That’s ticker AACQ. Welcome to the show, gentlemen.

Rich Riley

Thanks for having us.

John Bissell

Thank you.

Mitch Hoch

Well, it’s a pleasure to have you guys here, and I’m going to go ahead and head out for a second. But I’ve got you guys back here, so I won’t forget you guys. And I’ll let Chris do some questions, and I’ll be back with some of my own.

Chris Katje

All right, guys. Let’s dive in, and we’ll try to get questions for both of you here. But, again, feel free to jump in on any of these questions. So, John, I’ve got you here in the middle of the screen, so I’ll start with you. The big question for our show, SPACs Attack, and our viewers, is, why a SPAC deal to bring a company like Origin Materials public? And was there exploration prior to that foray, traditional IPO? And why a SPAC over that?

John Bissell

Yeah, I think the real answer for us for SPACs was the quantity of capital that you can get access to via the transaction. There’s an element of speed and certainty to the transaction as well, which is certainly helpful. But, I think the key for us was with a typical IPO, you’re just not seeing quite the same quantity of capital going into the business that you do with typical SPACs.

And for us, since we’re a capital-intensive business, that’s obviously really important, right? For us to be able to scale, we’ve got to put steel (SP) on the ground. We’ve got to make stuff, and that means we need capital to do it.

Chris Katje

Awesome. Anything else to add on that, Rich, about the SPAC process and why using that to go public?

Rich Riley

Yeah, we get feedback from a lot of investors that this is exactly the scenario SPACs were meant for. You’ve got a proven technology that we spent over 10 years developing and perfecting, we’ve got large customers with enormous demand and urgency to get our materials, and we just need the capital to build the plants and connect those dots. And the SPAC was the fastest, most certain route to achieve that.

Origin Materials $AACQ Joins SPACs Attack

Friday, April 16, 2021, 1:00 PM Eastern

Chris Katje

Awesome. So, Rich, following up on that technology, can you walk us through just kind of a brief explanation What is Origin Materials all about, and how did it come to be?

Rich Riley

Yeah, let me actually pass that to John, if you don’t mind, since he’s our co-founder.

Chris Katje

Oh, that’s perfect. Yeah.

Rich Riley

Yeah.

John Bissell

Yeah, sure. So, what we do is we take stuff like woody biomass, and we convert them chemically into materials, broadly speaking. So, we can make all sorts of different things. We’re starting with PET. The PET that we make is--it’s (INAUDIBLE), so it’s exactly the same stuff as you see from fossil resources, just made in a different way, which means it’s got a lower carbon footprint. We can make all sorts of other stuff beyond PET, but we’re starting with PET.

Chris Katje

Awesome. So then, next question is, I’ve got to mention, one of the things that stands out in this SPAC deal is some of the key investors. So, we have Pepsi, Danone, and Nestle all investing in that pipe. They’re going to own 11 percent of the new company, a couple of them also working with Origin Materials. So, I don’t know which one of you wants to take a stab at this, but three great companies there. What does this mean for Origin, and what can we look to in the future with these companies?

Rich Riley

Yeah, well, these three companies have been incredible partners of ours for several years. They’ve invested over $40 million in the company, they’ve worked with us, they’ve tested our technology extensively, they’ve really been partners all along the way to help us get to commercial scale because they have publicly committed their intent to purchase low carbon and recycled materials instead of fossil-based materials.

So, they’ve been incredible partners, they’re an incredibly strong base for us to build on, and you’ll see us continue to add more big brands and big partners as we go along.

Chris Katje

Awesome. Another thing that stood out to me in the investor presentation—again, as someone who covers SPACs, I read through lots of deals. And we see some of these companies that go public where the shareholders of those SPACs are only getting 5 percent, 6 percent of the company after the merger.

With Origin Materials here, shareholders are getting a sizeable chunk as far as the public shareholders. They’re getting 39.3 percent of Origin Materials. After this deal is done—John, you co-founded the company—walk us through this. I think that’s a key here for shareholders to be getting a big chunk like that.

Origin Materials $AACQ Joins SPACs Attack

Friday, April 16, 2021, 1:00 PM Eastern

John Bissell

Yeah, I mean, that’s just sort of the way the math works, right, if you’re a capital-intensive company, and you need capital to scale. And that’s how it lines out. But, we really are--we’re excited to be a public company, to have public shareholders. I think what we’ve seen so far is that the public shareholders are incredibly sophisticated, incredibly thoughtful. And so, we’re excited to be part of the public markets.

Chris Katje

Awesome. So, we’ve got to talk about those plants that are coming up, those factories. So, walk us through what these factories are going to look like. And it looks like we will see the first one completed in 2022. How does a company like Origin Materials get this deal done and stay on track to meet these timelines put in place? Rich, maybe you on this one?

Rich Riley

I’m actually going to let John do that one.

Chris Katje

That’s fine.

John Bissell

You keep touching my topics. Yeah, so generally speaking, yeah, we’ve got a plant that we’re building right now, it’s under construction as we speak. It will be done by the end of next year. It’s coming online around the same time. And then, we have another plant that we’re starting out right now, and it will be finished sort of halfway through 2025, give or take. That one is significantly larger.

And what these plants look like is they’re taking in a bunch of feedstock biomass. We think of feedstock, again, as I said, usually as sort of like wood chips or debris, wood waste, that kind of thing. But you could—there’s a wide range of things that you could use here. You can use mixed paper waste, stuff like rolled office paper, packaging, cardboard, newsprint, that kind of thing. And it can be mixed. It doesn’t have to be nicely segregated in terms of (INAUDIBLE) materials. You can use tops and limbs of trees. You can use even waste pulp sludge from mills and things like that in the production of packaging.

So, we can use all sorts of things. You’ve got all that material being handled on the front end of the mill or a plant being taken in, processed chemically. And out the other side comes actually some intermediates that go into the PET process. So, these are big facilities. They’re tens of acres. And they process a lot of material. But, the key is the more material we process, the less carbon goes into the atmosphere. That’s sort of the crux of it.

Chris Katje

Awesome. So, I want to dive into some of the financials and the revenue. Is that a Rich question here?

Origin Materials $AACQ Joins SPACs Attack

Friday, April 16, 2021, 1:00 PM Eastern

Rich Riley

Sure.

Chris Katje

All right. So, I want to make sure we try to split these questions up. So, we see in the presentation obviously a $1 trillion opportunity. But, breaking it down, Origin Materials lists a $1 billion amount for signed customer contracts, including those three large investors and then also an additional $400 million in customer contracts under negotiations. Can you break down that $1 billion figure for us? How does that kind of play out over the years? And then, when will we get more news on that $400 million of possible additional contracts?

Rich Riley

Sure. Well, what drives our business is helping companies meet their net zero goals. And you probably all see this just steady drumbeat of companies announcing these aggressive goals, 2050, 2040, 2030, some of them starting with 2050 and moving them in. And as those companies go on their net zero journey, they quickly realize that renewable power and transportation are only about half of their carbon footprint. And the other half comes from the products that are made.

And so, they have to figure out how to decarbonize that side of their business. And that’s what leads them to us. And so, there is $1 trillion of materials, as you mentioned, that’s got to make this transition from fossil-based feedstocks to sustainable ones. And that’s what drives demand for us.

And so, the order book and demand that you mentioned is customers entering into contracts with us. They tend to be 5 to 10 years in length, which signals these companies wanted us to be a meaningful part of their supply chain. This is not a test or an experiment. These are real long-term contracts. And all those customers would tell you, they intend to buy far more materials than that.

And, in fact, we anticipate being supply constrained for the foreseeable future because there literally is $1 trillion of materials needing to make this transition, and we’re just getting started. We intend to update that demand picture for people on a quarterly basis as a key way to show our momentum with customers.

Chris Katje

Awesome. So, John, one of the things we see with SPACs a lot is a lot of companies that are free revenue going public—there’s been some backlash now on the companies that are going public via SPAC with these forward-looking outlooks. So, Origin Materials won’t have revenue, it looks like, until fiscal 2023. How do you paint a picture here for potential shareholders of why they should be invested in Origin Materials for the long haul?

John Bissell

Oh, yeah. Well, so first of all, I think it’s a pretty clear picture as to why there’s--you put capital investment in, you get revenue out the other side when you have large capital projects, right? I mean, it’s--you’ve got to pay for all the steel and the construction and all the rest of it that goes together to put these things in. So, I think it’s a pretty simple story from that perspective.

Origin Materials $AACQ Joins SPACs Attack

Friday, April 16, 2021, 1:00 PM Eastern

I think—Rich was just hitting on a bunch of reasons why, long-term, Origin is the right guy. From our--we’re the ones making the first bet, right, as the people in Origin. And I think what has our team convinced is that the whole world is moving in this direction, right? Rich often calls it sort of a once-in-a-planet transition that’s occurring right now towards decarbonized materials and products in industry.

And we have to figure out how to do that as a species. Origin is not the answer for every single part of that, but it’s an answer for a whole bunch of it. And so, we see that as a massive rising tide that we’re going to be part of inextricably. A lot of these companies, the only way that they can hit their net zero carbons is by working with us, right?

We’re a huge part of their supply chain, or we have to be a huge part of their supply chain if they’re going to hit their net zero targets. So, that’s what gets us excited and gets us driving at this every day.

Chris Katje

Awesome. And then, speaking of deals and that backlog, Rich, so I saw a deal announced earlier this month for a company, it looks like in apparel, footwear, and automotive. So obviously, those three key investors, Pepsi, Nestle, were on the food side of things, the plastic bottle side of things. Walk us through the potential here in apparel and footwear that maybe some viewers and investors may not be considering for a company like this.

Rich Riley

Yeah. When you look at the $1 trillion of TAM, packaging and food and beverages is definitely and meaningful part of it. But, there’s actually a larger part of the market. More PET goes into textiles and fibers and carpets and things like that than goes into packaging, and most people don’t know that. So, that market is absolutely addressable by us.

We were excited to announce our first textiles partnership, where we will be going into apparel and footwear and all kinds of things, automotive applications, etc. We also announced a partnership to make low-carbon asphalt. And there’s just such a huge addressable market that we can attack and decarbonize, so we’re just getting started and expect to see customers from a wide range of industries and applications from us.

Chris Katje

Awesome. So, I just have one more here, and then I’m going to turn it over to Mitch with some more questions. So, John, I’ll ask you here, so, again, with everyone looking to turn to this industry, what kind of competition is out there? Do you have direct competitors, other competition? And how can a company like Origin Materials really distance themselves from the competition?

John Bissell

Yeah, I think—look, these markets are so big, they almost defy belief. And we’re going to be pushing into this market for a long time. We’ll be a huge company as we get into this. I really think that the only credible competitor that we should be talking about and thinking about is the existing fossil materials industry.

Origin Materials $AACQ Joins SPACs Attack

Friday, April 16, 2021, 1:00 PM Eastern

I think that that’s what we’re going after. We’re not bumping around and hitting any of the other materials companies. There are some interesting ones out there. Generally speaking, they’re not really addressing the same products and same applications that we are, generally speaking. But even if they do, the market is enormous. This is a question about us versus the status quo.

Mitch Hoch

All right. I’m going to jump in here. And so, I want to talk a little bit more about valuation. And so, one of the things that I’ve been looking at is that the market is definitely focused more on SPACs, on focusing on references and how you guys can be kind of measured against different companies.

So, I have right here from your investors’ deck kind of the illustrative--so, one of the things that I can clearly point out here, and I have it highlighted—wanted to focus in, was this 36 percent because if you look at all the other kind of focused areas, it definitely starts to that level of revenue here with the EBITDA margin for 2021. Can you explain a little bit more how you guys are that high focused on this growth outlook and how you guys compare in each of these industries?

John Bissell

Yeah, sure. So, I think that one way to think about the EBITDA margin is we’re standing up with basically a new front end or upstream (SP) value chain for chemicals. Typically speaking, in our industry, what you see is a pre-segmented value chain, where a lot of the margin has actually gone to the oil production assets.

We’re replacing obviously the oil in these materials. And so as a result, you’re building out a whole new value chain from that point on. And let me tell you, if you’re on the left side of that cost curve for oil production, your margin is a hell of a lot better than 36 percent, right?

And so, what you’re seeing is the result of having a really low cost process that’s supplanting the oil production part of the value chain in chemicals. And from that perspective, that’s a pretty natural EBITDA margin compared to efficient and effective global oil producers.

Mitch Hoch

Excellent, excellent. So, the next question I’ll get into here would be about kind of your international stance. It’s not just in the United States here that we’re focused. And so, I’ll bring up here in the investor presentation—here--we’ve got Ontario, Canada here. Tell us how you guys are working to expand outside of the United States?

John Bissell

Yeah. We think of North America, really, as sort of our home territory. We have this plant, we have other activities in Canada as well. And we really thought that the Sarnia site is just a great site, right? It’s a chemicals hub in North America. It has history actually with the chemicals industry that’s interesting and important.

So, I think that, in our perspective, the build, own, operate components of the business for the, let’s call it the near- to medium-term, we expect to be mostly, let’s say domestic, but really domestic in North America.

I think that as we go beyond North America with assets, we’ll probably do that significantly with partners. But, from a customer perspective--and Rich may want to talk about this a little bit, too--but from a customer perspective, we’re already significantly international, right—Asian customers, European customers, both significant.

Origin Materials $AACQ Joins SPACs Attack

Friday, April 16, 2021, 1:00 PM Eastern

Mitch Hoch

Yeah, excellent. Do you want to add something there, Rich?

Rich Riley

Yeah. No, just to John’s point, our customers are truly global, and the materials that they’re purchasing from us are intended to serve global markets. And the reality is a lot of the countries in Europe and in Asia are pretty far ahead of the U.S. in terms of their focus on decarbonization, already pricing carbon internally, governments with things like carbon taxes and other incentives and penalties for carbon usage. So, we’re absolutely serving a global market.

Mitch Hoch

Yeah, definitely. That’s one of the trends that I definitely saw started in 2020, and I think it’s just going to kick off from here. So, it’s going to be something to definitely look out for. Now of course, on more recent news is talks of inflation, right? How could inflation affect your guys’ company here in Origin Materials?

Rich Riley

Yeah, one of the neat things about our technology and business that we haven’t really talked about is that due to our incredibly low-cost feedstock of wood waste and our process, we’re actually able to be price competitive with fossil-based materials.

So, we have an incredibly advantageous cost structure and a relatively fixed cost structure relative to other materials companies that are highly dependent on highly volatile oil and gas prices. So, we’re very well-positioned to enter into long-term, relatively fixed price contracts with our customers and take a lot of that volatility out of their pricing.

Mitch Hoch

Excellent. Anything you want to add on that, John?

John Bissell

No, I think Rick’s nailed it. I mean, I would--I think on the price side, right, you can look at, how does inflation affect commodities, right, or materials more broadly? And I think that will give sort of clues as to what the indications will be for Origin.

Mitch Hoch

All right, all right. So now--of course, one of the things that we like to do here on SPACs Attack is go to our Chat. As--you guys could probably see the comments side on our platform. We like to let you guys see that also, so that you guys could see kind of fans out there. So, we’ve got some questions out there. The first question we’re going to get is from Brad here. And where do you guys get your raw materials from?

John Bissell

Yeah. So, the really big answer is it depends a little bit. The specific answer we usually think about forest products and forest residues. So, depending on the specific site, that’s going to be a combination of what they call tops, limbs, and slash from tree harvesting, pulp wood harvesting. It’s going to be sawdust, pins and fines from other (INAUDIBLE) mills. And then, we do see there being some pulp wood that goes into it as well.

Origin Materials $AACQ Joins SPACs Attack

Friday, April 16, 2021, 1:00 PM Eastern

So, pulp wood is sort of interesting as a grade of timber because it’s distinct from structural lumber, so it’s not related to the construction forest product feedstocks. But, that’s sort of what we think of as our base case. But, as I said earlier, you can look at pretty much anything that has lignin and cellulose in it as something we’d be interested in.

The chemical process that we use can consume—from a technical perspective can consume just about anything if it’s got those two things in there. As long as there aren’t car parts and engine blocks in the feedstock, we should be good.

Rich Riley

And our favorite feedstock is actually used cardboard. So, if we can figure out how to get enough of that to one stop, that will be really exciting.

Mitch Hoch

Don’t worry, I’ve got some in the backyard. I’ll ask you to come right over, Rich.

Chris Katje

I was just going to say, John, I’ll start saving boxes for you. So, we’ll ship them out. Another question from the Chat here. We have P. Mitzy (SP) asking about the timeline. So, we touched on it a little bit, that first factory being complete in 2022, revenue in 2023.

Whichever one of you wants to jump in, maybe just kind of break down year by year those factories and maybe a little bit of revenue, just to get a clearer picture of the timeline here.

John Bissell

Yeah. So, as I mentioned, we have what we call Origin One plant coming online at the end of next year, which means it will start to show revenue in 2023, and it ramps into 2024. We have Origin Two, which is a much larger facility, coming online in the middle of 2025, showing a partial year revenue in 2025 and then continuing into full-year 2026. So, 2026 is sort of an illustrative year. In a lot of ways, you can look at 2026 and get a pretty good picture of Origin Two online full steam ahead making PET.

And you can pretty easily net out the impacts of Origin One and the overhead. And then, in 2027, we have another large-scale Origin Two-scale plant coming online. And then, it’s a pretty quick pace after that. So, as you get into sort of 2027 and out, we expect that there’s going to be a significant number of plants coming online, we’re projecting what we think the schedule for those plants are.

But, I think maybe the broader story is that—Rich was talking earlier about how we really see this as (INAUDIBLE) situation and not a demand-constrained one, not by a long shot, not by a couple of orders of magnitude.

And so, I think the question is going to be, how can--what are the ways and the opportunities that we see to accelerate that schedule, both in terms of timing of facilities and also in terms of number of facilities coming online at a given time? And we have our

Origin Materials $AACQ Joins SPACs Attack

Friday, April 16, 2021, 1:00 PM Eastern

predictions about what that looks like, but I think if the world turns even more towards decarbonization, which it appears to be, I think there are going to be opportunities for us to go even faster.

Mitch Hoch

All right. So, next one from the Chat right up here. We’ve got Crewcut with a nice one. I like this one. So, what’s the thought on carbon credits? And could this be used to create value here?

John Bissell

Yeah, we do see an opportunity for carbon credits. We haven’t included significant quantities of revenue from that in our forecast. But, I think that that’s likely. I think it doesn’t really matter what the form of carbon pricing is, whether it’s credits or taxes, or whatever else, that’s going to have a pretty positive impact on us. We’re looking at--the revenue forecast that we’ve made are basically at fossil parity—effectively—pricing.

So, as you see fossil pricing increase due to things like carbon credits or carbon taxes, whether that’s a 10 percent or 20 percent or 30 percent increase, you should see radical increases in--if not better, right--in our revenue forecasting and pricing.

Chris Katje

Awesome. And then, another question from the Chat, from Zolton here, so talking about those deals announced in April. So, I heard one of you mention the asphalt deal, but I want to hear a little bit more about that. So, why is that asphalt deal beneficial for Origin, going forward?

John Bissell

Yeah. Rich, do you want to take that one, or do you want me to?

Rich Riley

Yeah, I can take it. But think of us as really a platform materials company that’s making a wide range of carbon negative materials. And those materials can be used to make a very wide range of thing.

We talked about PET. But, we also can make several of the components that go into asphalt. And so, anytime you can use our components and materials instead of fossil, you’re removing carbon and then likely also getting some other functional benefits from our materials. So, we’re really excited to take carbon out of the massive asphalt market.

Chris Katje

All right, awesome. I think we’re done with all our questions. I’m not seeing any more questions in the Chat. I do see here one of our loyal fans, Sue, talking about the great questions, the great interview, and mentioning that she also bought AACQ. So, guys, again, this is a company going public. You have the chance to buy the SPAC here. So, AACQ is the ticker.

So, joining us on the show today, we have John Bissell, the co-founder and co-CEO of Origin Materials and Rich Riley, the co-CEO of Origin Materials, again going public with Artius Acquisition, AACQ. Guys, anything to add here before we let you go?

Origin Materials $AACQ Joins SPACs Attack

Friday, April 16, 2021, 1:00 PM Eastern

Rich Riley

No, I just really appreciate the chance to join your great show. And, yeah, we couldn’t be more excited about the opportunity, and the SPAC market has really helped enable us to get our technology to market and help save the planet. So, we’re really excited and really appreciate your audience and your time.

Mitch Hoch

Well, definitely stay on that mission, and we’ll see you guys next time on the SPACs Attack, guys.

Chris Katje

Yeah, awesome, guys.

Mitch Hoch

Thank you guys for coming back on.

Chris Katje

Thank you for your time today.

Rich Riley

Thanks, guys.

Mitch Hoch

All right, guys.

Origin Materials $AACQ Joins SPACs Attack

Friday, April 16, 2021, 1:00 PM Eastern

Origin Materials Provides Business Update Ahead of Analyst Day

World leader in carbon negative materials grows customer demand from signed offtake agreements and capacity reservations by 90% to $1.9 billion

Seasoned veterans from The Clorox Company and Procter & Gamble will join Board of Directors at closing

A replay of management’s prepared remarks at the Analyst Day will be available on the Company’s investor relations page on Tuesday, April 20, 2021

WEST SACRAMENTO, CA USA (April 19, 2021) – Origin Materials, Inc. (“Origin Materials”), the world’s leading carbon negative materials company, provided the following business update ahead of its Analyst Day, taking place today at 11:00 AM ET. A replay of management’s prepared remarks at the Analyst Day will be available Tuesday, April 20, 2021 on the Company’s investor relations page: https://www.originmaterials.com/investors.

New and Expanded Customer Partnerships

Since announcing a definitive agreement for a business combination on February 17, 2021 with Artius Acquisition Inc. (“Artius”) (Nasdaq: AACQU, AACQ) that will result in Origin Materials becoming a public company, the Company increased its customer demand from offtake agreements (including customer options) and capacity reservations by 90% to $1.9 billion from the $1 billion previously disclosed and has expanded its strategic customer partnerships, including:

•	April 19, 2021: Strategic alliance with PrimaLoft to develop carbon negative insulating fiber for outdoor gear, bedding and apparel.

•	April 19, 2021: Partnership with Solvay to develop advanced carbon negative materials for the automotive industry.

•	April 12, 2021: Partnership with Packaging Matters to advance carbon negative packaging solutions, building on existing 10-year supply agreement.

•	April 6, 2021: Partnership with AECI Much Asphalt to develop low-carbon asphalt.

•	April 5, 2021: Partnership with AEC Sans Technical Fiber to develop carbon negative materials for apparel and automotive applications.

Additions to Board of Directors

Origin Materials is also pleased to announce the addition of two seasoned veterans to the Board of Directors of the combined company who will join upon completion of the business combination.

Benno O. Dorer – From November 2014 until September 2020, Mr. Dorer served as Chief Executive Officer of the Clorox Company and as Chairman of the Clorox Company from August 2016 until February 2021. Prior to his time at the Clorox Company, Mr. Dorer held various marketing and sales roles at The Procter & Gamble Company in Europe and the United States. Mr. Dorer had also previously served the Consumer Brands Association, the trade association for the consumer packaged goods industry, as Board Director and Vice Chairman until 2020. Mr. Dorer is currently a Senior Advisor to KKR & Co. Inc. and a Board Director of VF Corporation and Wella Company. Mr. Dorer has been selected to serve on the Board of Directors of Origin Materials due to his extensive experience in the consumer and professional products industry.

Kathleen B. Fish – From February 2014 until December 2020, Ms. Fish served as Chief Research, Development and Innovation Officer of Procter & Gamble. Prior to this, Ms. Fish served as Vice President of the Global Fabric Care R&D organization at Procter & Gamble from January 2009 to January 2014, and as Vice President of the Global Baby Care R&D organization at Procter & Gamble from November 2003 to November 2008. Ms. Fish joined Procter & Gamble in 1979 as part of its Product Development (R&D) organization. Ms. Fish is currently a member of the USA Swimming Board of Directors. Ms. Fish has been selected to serve on the Board of Directors of Origin Materials due to her leadership experience in the consumer goods industry.

Management Commentary

“Since announcing our business combination with Artius, we have made significant progress in advancing our mission to enable the world’s transition to sustainable materials,” said Rich Riley, Co-CEO of Origin Materials. “Our new and expanded strategic customer partnerships further strengthen our carbon negative technology platform. We have added key technical talent to our team with expertise in industrial chemical engineering, petrochemicals, solids processing, refining and renewable energy. And we will bolster our Board of Directors with industry leaders that bring a proven track record in driving growth and innovation at world class CPG companies. With our breakthrough technology, blue chip customer base and deep bench of talent, we are uniquely positioned to disrupt and decarbonize the materials industry supply chain, grow our business globally and deliver long-term shareholder value.”

Origin Materials and PrimaLoft Form Strategic Alliance to Develop Carbon-Negative Insulating Fiber for Outdoor Gear, Bedding, and Apparel

•

PrimaLoft and Origin Materials have launched a strategic alliance to develop high-performance, carbon-negative insulating fibers for diverse apparel applications, including for leading outdoor, fashion, and lifestyle brands, as well as home goods applications such as hypoallergenic insulated bedding.

•

PrimaLoft, an advanced material technology company and a world leader in the development of high-performance insulations and fabrics, has signed a capacity reservation agreement and will develop the fibers with Origin Materials to address demand for sustainable, high-performance materials from its over 900 global brand partners. PrimaLoft iconic brand partners include Patagonia, Stone Island, L.L. Bean, Lululemon, adidas and Nike.

•

The alliance will focus on carbon-negative PET and next-generation polymers produced by the Origin Materials patented technology platform, which turns sustainable wood residue into cost-advantaged, carbon-negative materials that reduce the need for fossil resources.

WEST SACRAMENTO, CA USA and LATHAM, NEW YORK USA (April 19, 2021) – Origin Materials, Inc. (“Origin Materials”), the world’s leading carbon negative materials company, and PrimaLoft, an advanced material technology company and a world leader in the development of high-performance insulations and fabrics, today announced a strategic alliance to develop carbon-negative, insulating, high-performance fibers. The fibers will be used across a diverse array of end products, including insulating fiber for leading outdoor, fashion, and lifestyle brands, as well as home goods applications such as hypoallergenic insulated bedding.

PrimaLoft has signed a capacity reservation agreement with Origin Materials and the companies will work to rapidly develop and commercialize new products derived from Origin Materials’ platform. The collaboration will leverage the leadership position of PrimaLoft as a specialty producer of insulating fibers and filaments with over 900 global brand partners, including iconic brands like Patagonia, Stone Island, L.L. Bean, Lululemon, adidas and Nike, as well as a large global network of manufacturers that employ a wide array of textile processes to make its products, including extrusion, carding, spinning, finishing, weaving, knitting, dyeing, airlaid, meltblown, and other technologies.

With its brand building team, PR team, global sales organization, and brand partners, as well as its working relationships with the six largest global premium fiber manufacturers, PrimaLoft is well-positioned to partner with Origin Materials to provide the textile industry with novel carbon-negative material solutions. The collaboration will focus on developing fibers from carbon-negative PET and next-generation polymers produced with Origin Materials’ patented technology platform.

The collaboration builds on PrimaLoft’s “Relentlessly Responsible™” mission to elevate both performance and sustainability, through innovation. The platform includes PrimaLoft® Bio™, which was developed and launched into the market in late 2018 as an effort to battle microplastics in the ocean; PrimaLoft® P.U.R.E.™, which provides materials manufactured with greater than 50% CO2 savings; and PrimaLoft’s post-consumer recycling initiative. The next frontier for the company is non-petroleum based raw materials, including products that biodegrade and other circular economy solutions.

Origin Materials believes its technology platform, which turns inexpensive, sustainable wood residues into carbon-negative materials, will help revolutionize the production of a wide range of end products, including clothing, textiles, plastics, packaging, car parts, tires, carpeting, toys, and more with a ~$1 trillion addressable market.

In addition, Origin Materials’ technology platform is expected to provide stable pricing largely de-coupled from the petroleum supply chain, which is exposed to more volatility than supply chains based on wood.

“We are thrilled to partner with PrimaLoft, a leader in sustainability and advanced, engineered insulating products for apparel, outdoor gear, and home goods. We have a shared vision for how materials can help the world transition to net zero carbon as soon as possible,” said Origin Materials co-CEO Rich Riley. “Together, we can develop innovative solutions that will bring tremendous value to PrimaLoft’s customers and result in a significant reduction of carbon emissions in the apparel, outdoor, and home goods sectors.”

“Partnering with Origin Materials, a company on the cutting edge of carbon negative materials, is a significant step in our Relentlessly Responsible mission,” said PrimaLoft president and CEO Mike Joyce. “Developing products that perform at the highest level while making the least impact on the environment is our ultimate goal. Working with Origin Materials to achieve those high-performance standards through non-petroleum based means is a huge stride forward. We’re excited to work together to bring new technologies to a variety of industries.”

About Origin Materials

Headquartered in West Sacramento, Origin Materials is the world’s leading carbon negative materials company. Origin Materials’ mission is to enable the world’s transition to sustainable materials. Over the past 10 years, Origin Materials has developed a platform for turning the carbon found in non-food biomass into useful materials, while capturing carbon in the process. Origin Materials’ patented drop-in core technology, economics and carbon impact are supported by a growing list of major global customers and investors. Origin Materials’ first commercial plant is expected to be operational in 2022 with a second commercial plant expected to be operational by 2025 and plans for additional expansion over the next decade.

For more information, visit www.originmaterials.com.

About Artius Acquisition Inc.

Artius is a special purpose acquisition company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Artius was co-founded by Charles Drucker, the former CEO of WorldPay, Inc., a leading payments company, and its predecessor company, Vantiv. Inc., and Boon Sim, the Founder and Managing Partner of Artius Capital Partners LLC.

For more information, visit https://www.artiuscapital.com/acquisition.

About PrimaLoft, Inc.

PrimaLoft, Inc., an advanced material technology company based in Latham, New York, with offices in Xiamen, China, is the world leader in research and innovative development of comfort solutions with high performance insulations and fabrics. The PrimaLoft® brand, a registered trademark of PrimaLoft, Inc., delivers feel-good products that are used by more than 900 top global brands in outdoor apparel, fashion, home furnishings, work wear, hunting and military applications. With its Relentlessly Responsible™ mission, PrimaLoft strives to balance innovation, performance & sustainability in pursuit of a better future. PrimaLoft® insulation was originally developed for the U.S. army as a water-resistant, synthetic alternative to down. Today, the brand is recognized as a benchmark for providing unsurpassed comfort in any condition, while lessening its impact on the environment. PrimaLoft, Inc. is active in sustainable textile production through partnerships with the bluesign® system, the International OEKO-TEX® Association, the Sustainable Apparel Coalition’s Higg Index and the Global Recycled Standard. For more information, please visit http://www.primaloft.com, and follow PrimaLoft on Facebook, Twitter and Instagram. PrimaLoft®, Feel the Performance™.

Important Information for Investors and Shareholders

In connection with the proposed business combination transaction, Artius filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC on March 9, 2021, which includes a preliminary proxy statement to be distributed to holders of Artius’ ordinary shares in connection with Artius’ solicitation of proxies for the vote by Artius’ shareholders with respect to the proposed transaction and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of securities to be issued to Artius’ shareholders and Origin Materials’ stockholders in connection with the proposed transaction. After the Registration Statement has been declared effective, Artius will mail a definitive proxy statement, when available, to its shareholders. Investors and security holders and other interested parties are urged to read the proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Artius, Origin Materials and the proposed transaction. The documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. Free copies of these documents, once available, may also be obtained from Artius by directing a request to: Artius Management LLC, 3 Columbus Circle, Suite 2215, New York, New York 10019.

Cautionary Note on Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws, including with respect to the proposed transaction between Origin Materials and Artius. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding Origin Materials’ business strategy, estimated total addressable market, commercial and operating plans, product development plans and projected financial information. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of the management of Origin Materials and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Origin Materials and Artius. These forward-looking statements are subject to a number of risks and uncertainties, including that Origin Materials may be unable to successfully commercialize its products; the effects of competition on Origin Materials’ business; the uncertainty of the projected financial information with respect to Origin Materials; disruptions and other impacts to Origin Materials’ business as a result of the COVID-19 pandemic and other global health or economic crises; changes in customer demand; Origin Materials and Artius may be unable to successfully or timely consummate the proposed business combination, including the risk that any regulatory approvals may not obtained, may be delayed or may be subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination, or that the approval of the stockholders of Artius or Origin Materials may not be obtained; failure to realize the anticipated benefits of the business combination; the amount of redemption requests made by Artius’ stockholders, and those factors discussed in the Registration Statement under the heading “Risk Factors,” and other documents Artius has filed, or will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Origin Materials presently does not know, or that Origin Materials currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Origin Materials’ expectations, plans, or forecasts of future events and views as of the date of this press release. Origin Materials anticipates that subsequent events and developments will cause its assessments to change. However, while Origin Materials may elect to update these forward-looking statements at some point in the future, Origin Materials specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Origin Materials’ assessments of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Participants in the Solicitation

Artius, Origin Materials and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from Artius’ shareholders in connection with the proposed business combination. Information about Artius’ directors and executive officers and their ownership of Artius’ securities is set forth in the Registration Statement described above. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading other documents Artius has filed, or will file, with the SEC regarding the proposed business combination, including the definitive proxy statement when it becomes available.

Non-Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Artius, the combined company or Origin Materials, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Contacts

Origin Investors:

ir@originmaterials.com

Media:

media@originmaterials.com

Artius Investors:

Jason Ozone

jason@artiuscapital.com

+1-212-309-7668